UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 26, 2025

ASSET ENTITIES INC.
(Exact name of Company as specified in its charter)

Nevada	001-41612	88-1293236
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 Crescent Ct, 7th Floor, Dallas, TX	75201
(Address of principal executive offices)	(Zip Code)

(214) 459-3117
(Company’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Company under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class B Common Stock, $0.0001 par value per share	ASST	The Nasdaq Stock Market LLC

Indicate by check mark whether the Company is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging Growth Company ☒

If an emerging growth company, indicate by check mark if the Company has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On May 26, 2025, Asset Entities, Inc., a Nevada corporation (the “Company”) and Strive Enterprises, Inc., an Ohio corporation (“Strive”) entered into subscription agreements (each a “Subscription Agreement” and together the “Subscription Agreements”) with certain accredited investors (the “Subscribers’), pursuant to which the Subscribers agreed to purchase, and the Company agreed to issue and sell, (i) an aggregate of 346,043,350 shares of the Company’s Class A common stock, par value $0.0001 per share (the “Class A common stock”), at a price of $1.35 per share (the “Placement Shares”), (ii) pre-funded warrants to purchase 209,771,462 shares of the Company’s Class A common stock, at a price of $1.3499 per share (the “Pre-Funded Warrants”) to certain of the subscribers in lieu of Placement Shares, and (iii) 555,814,812 warrants to purchase shares of Class A Common Stock (the “Traditional Warrants” and, together with the Placement Shares and Pre-Funded Warrants, the “Securities” and such financing, the “Private Placement”).

The Private Placement was entered into following the execution of the previously announced Agreement and Plan of Merger, dated May 6, 2025 (the “Merger Agreement”), by and among the Company, Strive, Alpha Merger Sub, LLC, an Ohio limited liability company subsidiary, and Strive Asset Management, LLC, an Ohio limited liability company and subsidiary of Strive.

The Private Placement is expected to close substantially concurrently with the transactions under the Merger Agreement, subject to the satisfaction of conditions precedent to the Company’s and Strive’s obligations to consummate the transactions under the Merger Agreement being satisfied or waived and such transactions being consummated, the Company obtaining shareholder approval for the issuance of the Securities as required by the applicable rules of The Nasdaq Global Market, as well as the satisfaction of certain customary closing conditions. The Company expects to receive aggregate gross proceeds from the Private Placement of approximately $750.3 million, before deducting placement agent fees and offering expenses.

Pursuant to the terms of the Subscription Agreement, the Company agreed to register for resale the Placement Shares and the shares of the Company’s common stock issuable upon exercise of the Pre-Funded Warrants and the Traditional Warrants (the “Warrant Shares” and, together with the Shares, the “Registrable Securities”), including an obligation to file a registration statement (the “Registration Statement”) covering the resale by the Subscribers of their Registrable Securities no later than 30 days following the closing of the transactions contemplated by the Merger Agreement. The Company has agreed to use commercially reasonable efforts to cause such registration statement to be declared effective as soon as practicable (and in no event later than the earlier of (i) the 45th day after the closing of the Private Placement or (ii) the 120th day after the closing of the Private Placement, if the Securities and Exchange Commission staff determines to review the registration statement) and to keep such registration statement effective until the date that all Registrable Securities covered by such registration statement have been sold or can be sold without restriction pursuant to Rule 144 and without the requirement to be in compliance with Rule 144(c)(1) (or any successor thereof) promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Company has agreed to be responsible for all fees and expenses incurred in connection with the registration of the Registrable Securities.

In addition, the Company has also agreed that, without the prior written consent of Subscribers representing a majority in interest of the Placement Shares, it will not, during the period commencing on the date hereof and ending 45 days after the effective date (the “Effectiveness Date”) of the Registration Statement (the “Restricted Period”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock or Class B common stock (“Common Stock”), or any securities convertible into or exercisable or exchangeable for Common Stock, or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction is to be settled by delivery of Common Stock or such other securities, in cash or otherwise; provided that the foregoing restrictions shall not apply to (i) the issuance of securities offered or sold prior to the Restricted Period, including the issuance of the Placement Securities under the Subscription Agreement or the issuance of any Warrant Shares upon conversion thereof; (ii) the issuance by the Company of any shares of Common Stock upon the exercise of an option or warrant, the settlement of restricted stock units or the conversion of a security outstanding on or prior to the Effectiveness Date or granted pursuant to the terms of an equity compensation plan; (iii) grants of stock options, stock awards, restricted stock awards, restricted stock units or other equity awards and the issuance of Common Stock or securities convertible into or exercisable for Common Stock (whether upon the exercise of stock options or otherwise) to employees, officers, directors, advisors, or consultants of the Company pursuant to the terms of an equity compensation plan; (iv) the facilitation by the Company of sales of shares of Common Stock by executive officers and directors of the Company in respect of the payment of taxes due as the result of the vesting and settlement of restricted stock units or other compensation awards; (v) the issuance and sale of securities pursuant to the Merger Agreement; (vi) the offer or issuance or agreement to issue Common Stock or securities convertible into, exercisable for or which are otherwise exchangeable for or represent the right to receive Common Stock in connection with an acquisition, merger, joint venture, strategic alliance, commercial or other collaborative relationship; (vii) the offer or issuance or agreement to issue Common Stock or securities convertible into Common Stock if the consideration payable for such securities is in the form of Bitcoin or another digital currency and such offering closes substantially concurrently with the closing of the transactions contemplated by the Merger Agreement in a transaction expected to benefit from Section 351 of the Internal Revenue Code so long as the price per share in such offering is at least equal to or greater than $3.00 per share; (viii) prior to the Effectiveness Date, the offer or issuance or agreement to issue Common Stock (A) in a private placement transaction if the price per share is at least equal to or greater than $3.00 per share or (B) in an at-the-market offering if the price per share is at least equal to or greater than $5.00 per share; and (ix) after the Effectiveness Date but prior to the end of the Restricted Period, the offer or issuance or agreement to issue Common Stock (including pursuant to an at-the-market program) if the closing price of the Company’s Common Stock exceeds $4 per share for 5 consecutive trading days, with such measurement period beginning on or after the Effectiveness Date.

The representations, warranties and covenants contained in the Subscription Agreement were made solely for the benefit of the parties thereto and the placement agents expressly named as third-party beneficiaries thereto and may be subject to limitations agreed upon by the contracting parties. Accordingly, the Subscription Agreements are incorporated herein by reference only to provide investors with information regarding the terms thereof and not to provide investors with any other factual information regarding the Company or its business, and should be read in conjunction with the disclosures in the Company’s periodic reports and other filings with the SEC.

Cantor Fitzgerald & Co. acted as lead placement agent for the Private Placement.

Pre-Funded Warrants

Each Pre-Funded Warrant to be issued in the Private Placement will have an exercise price of $0.0001 per share, will be exercisable immediately on issuance and will be exercisable until the Pre-Funded Warrant is exercised in full. The Warrant includes customary anti-dilution adjustments.

Under the terms of the Pre-Funded Warrants, the Company may not effect the exercise of any such warrant, and a holder will not be entitled to exercise any portion of any such warrant, if, upon giving effect to such exercise and unless otherwise elected by such subscriber pursuant to their Subscription Agreement, the aggregate number of shares of common stock beneficially owned by the holder (together with its affiliates, any other persons acting as a group together with the holder or any of the holder’s affiliates, and any other persons whose beneficial ownership of common stock would or could be aggregated with the holder’s for purposes of Section 13(d) or Section 16 of the Exchange Act) would exceed 9.99% of the number of shares of common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of such warrant.

The Company has agreed to make certain payments to the Subscribers as liquidated damages and not as a penalty upon failure to deliver shares of Class A common stock upon exercise of the Pre-Funded Warrant in accordance with the terms of the Pre-Funded Warrant.

Traditional Warrants

Each Traditional Warrant to be issued in the Private Placement will have an exercise price of $1.35 per share, will be exercisable immediately upon issuance and until the Traditional Warrants expire on the first anniversary of the Effectiveness Date.

The Traditional Warrants include customary anti-dilution adjustments..

Under the terms of the Traditional Warrants, the Company may not effect the exercise of any such warrant, and a holder will not be entitled to exercise any portion of any such warrant, if, upon giving effect to such exercise and unless otherwise elected by such subscriber pursuant to their Subscription Agreement, the aggregate number of shares of common stock beneficially owned by the holder (together with its affiliates, any other persons acting as a group together with the holder or any of the holder’s affiliates, and any other persons whose beneficial ownership of common stock would or could be aggregated with the holder’s for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) would exceed 9.99% of the number of shares of common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of such warrant.

The Company has agreed to make certain payments to the Subscribers as liquidated damages and not as a penalty upon failure to deliver shares of Class A common stock upon exercise of the Pre-Funded Warrant in accordance with the terms of the Pre-Funded Warrant.

The foregoing descriptions of the Subscription Agreements, Pre-Funded Warrants and Traditional Warrants do not purport to be complete and are qualified in its entirety by reference to the forms of the Subscription Agreements, Pre-Funded Warrants and Traditional Warrants, which are filed as Exhibits 10.1, 4.1 and 4.2, respectively, and incorporated by reference.

Item 3.02 Unregistered Sales of Equity Securities.

The information set forth in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference. The Securities were issued and sold in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. Each Subscriber represented that it is an “accredited investor” as defined in Rule 501(a) under the Securities Act or “qualified institutional buyers” within the meaning of Rule 144A under the Securities Act. The Securities have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein and the documents incorporated herein by reference may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Rule 175 promulgated thereunder, and Section 21E of the Exchange Act, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Strive and the Company, respectively, with respect to the proposed transaction, the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company’s future financial performance (including anticipated accretion to earnings per share, the tangible book value earn-back period and other operating and return metrics), the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses. Such statements are often characterized by the use of qualified words (and their derivatives) such as “may,” “will,” “anticipate,” “could,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project,” “predict,” “potential,” “assume,” “forecast,” “target,” “budget,” “outlook,” “trend,” “guidance,” “objective,” “goal,” “strategy,” “opportunity,” and “intend,” as well as words of similar meaning or other statements concerning opinions or judgment of Strive, the Company or their respective management about future events. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, among others, the following:

●	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement between Strive, the Company and the other parties thereto;

●	the possibility that the proposed transaction does not close when expected or at all because the conditions to closing are not received or satisfied on a timely basis or at all;

●	the outcome of any legal proceedings that may be instituted against Strive or the Company or the combined company;

●	the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Strive or the Company operate;

●	the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected;

●	the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events;

●	the diversion of management’s attention from ongoing business operations and opportunities;

●	potential adverse reactions of Strive’s or the Company’s customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;

●	changes in the Company’s share price before closing; and

●	other factors that may affect future results of Strive, the Company or the combined company.

These factors are not necessarily all of the factors that could cause Strive’s, the Company’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm Strive’s, the Company’s or the combined company’s results.

Although each of Strive and the Company believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results of Strive or the Company will not differ materially from any projected future results expressed or implied by such forward-looking statements. Additional factors that could cause results to differ materially from those described above can be found in the Company’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2024, quarterly reports on Form 10-Q, and other documents subsequently filed by the Company with the SEC. The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Strive, the Company or their respective businesses or operations. Investors are cautioned not to rely too heavily on any such forward-looking statements. Forward-looking statements speak only as of the date they are made and Strive and the Company undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, the Company intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the common stock to be issued by the Company in connection with the proposed transaction and that will include a proxy statement of the Company and a prospectus of the Company (the “Proxy Statement/Prospectus”), and each of Strive and the Company may file with the SEC other relevant documents concerning the proposed transaction. A definitive Proxy Statement/Prospectus will be sent to the stockholders of the Company to seek their approval of the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STRIVE, THE COMPANY AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

A copy of the Registration Statement, Proxy Statement/Prospectus, as well as other filings containing information about Strive and the Company, may be obtained, free of charge, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, when they are filed, free of charge, from the Company by accessing the Company’s website at https://www.assetentities.com/. Copies of the Registration Statement, the Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to the Company’s Investor Relations department at 100 Crescent Court, 7th floor, Dallas, TX 75201 or by calling (214) 459-3117 or emailing web@assetentities.com. The information on Strive’s or the Company’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

Strive, the Company and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed transaction. Information about the interests of the directors and executive officers of Strive and the Company and other persons who may be deemed to be participants in the solicitation of stockholders of the Company in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus related to the proposed transaction, which will be filed with the SEC. Information about the directors and executive officers of the Company, their ownership of the Company common stock, and the Company’s transactions with related persons is set forth in the section entitled “Board of Directors and Corporate Governance,” “Executive Officers of the Company,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” “Executive Compensation,” and “Certain Relationships and Related Transactions” included in the Company’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on August 22, 2024.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
4.1	Form of Pre-Funded Warrant (included as an exhibit to Exhibit 10.1)
4.2	Form of Warrant (included as an exhibit to Exhibit 10.1)
10.1	Form of Subscription Agreement, dated May 26, 2025, by and among Asset Entities Inc., Strive Enterprises, Inc. and the subscribers party thereto
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 27, 2025	ASSET ENTITIES INC.

/s/ Arshia Sarkhani
	Name:	Arshia Sarkhani
	Title:	Chief Executive Officer and President